UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Physicians Formula Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

719427106

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 719427106	Page 2 of 8 Pages

13D

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 719427106	Page 3 of 8 Pages

13D

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 719427106	Page 4 of 8 Pages

13D

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 719427106	Page 5 of 8 Pages

13D

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 719427106	Page 6 of 8 Pages

This Amendment No. 9 to the joint statement on Schedule 13D filed by the undersigned on November 10, 2008, with respect to the common stock, par value $0.01 per share, of Physicians Formula Holdings, Inc., a Delaware corporation (the “Initial Filing”), as amended by Amendment No. 1 on Schedule 13D filed by the undersigned on November 14, 2008, as amended by Amendment No. 2 on Schedule 13D filed by the undersigned on November 25, 2008, as amended by Amendment No. 3 on Schedule 13D filed by the undersigned on December 18, 2008, as amended by Amendment No. 4 on Schedule 13D filed by the undersigned on March 11, 2009, as amended by Amendment No. 5 on Schedule 13D filed by the undersigned on November 10, 2009, as amended by Amendment No. 6 on Schedule 13D filed by the undersigned on February 10, 2010, and as amended by Amendment No. 7 on Schedule 13D filed by the undersigned on May 3, 2010, and as amended by Amendment No. 8 on Schedule 13D filed by the undersigned on August 22, 2012 (the Initial Filing, as so amended, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 3 of the Schedule 13D shall hereby be amended and restated in its entirety as follows:

“Item 3. Source and Amount of Funds or Other Consideration.

As of December 12, 2012 and through the date hereof, the Reporting Persons have not had and do not have beneficial ownership of any shares of Common Stock.”

2.	Item 4 of the Schedule 13D shall hereby be amended and restated in its entirety as follows:

“Item 4. Purpose of Transaction.

The Reporting Persons acquired shares of the Common Stock based on their belief that the Common Stock represented an attractive investment opportunity.

On December 12, 2012, the Issuer was merged (the “Merger”) with Markwins Merger Sub, Inc., with the Issuer continuing as the surviving corporation. In the Merger, (1) each share of Common Stock held by the Fund as of immediately prior to the Merger was converted into the right to receive $4.90 in cash, (2) the warrant to purchase shares of Common Stock held by the Fund as of immediately prior to the Merger was cancelled and converted into the right to receive a cash payment equal to the product of (a) the excess of the price per share of Common Stock paid in the Merger over the warrant’s $0.24817 exercise price per share and (b) the 654,745 shares of Common Stock subject to the warrant as of immediately prior to the Merger, and (3) the option to purchase shares of Common Stock held by Mr. Lynch as of immediately prior to the Merger was cancelled and converted into the right to receive a cash payment equal to the product of (a) the excess of the price per share of Common Stock paid in the Merger over the option’s $3.04 exercise price per share and (b) the 7,038 shares of Common Stock subject to the option as of immediately prior to the Merger.

As of the effectiveness of the Merger, none of the Reporting Persons has direct or indirect beneficial ownership of any shares of Common Stock, and Mr. Lynch ceased being a director of the Issuer.”

CUSIP No. 719427106	Page 7 of 8 Pages

3.	Paragraphs (a) and (b) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a, b) In the aggregate, the Reporting Persons beneficially own, as of December 12, 2012 and through the date hereof, no shares of the Common Stock, representing 0% of such class of securities. The Fund, the GP, as the sole general partner of the Fund, and Messrs. Lynch and Scharfman each beneficially owns, as of December 12, 2012, no shares of the Common Stock, representing approximately 0% of such class of securities. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into these paragraphs (a) and (b) of this Item 5.”

4.	Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) On November 21, 2012, Mr. Lynch acquired 17,962 shares of Common Stock by partially exercising an option to purchase 25,000 shares of Common Stock at a purchase price of $3.04 per share. Except as otherwise described in this Schedule 13D, no Reporting Person effected any transaction in shares of the Common Stock from October 18, 2012 (the date 60 days prior to the date of filing of this Amendment No. 9 to this Schedule 13D) to December 17, 2012.”

5.	Item 5(e) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(e) On December 12, 2012, the Reporting Persons ceased to beneficially own in the aggregate, and each Reporting Person ceased to beneficially own individually, 5.0% of the class of shares of Common Stock.”

6.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 719427106	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	December 17, 2012

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact